Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA  15222-3779
412-288-1900 Phone                                                                                     Federated
FederatedInvestors.com                                                                           World-Class Investment Manager®

January 12, 2010

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attn: Sheila Stout

Dear Ms. Stout:

On January 7, 2010 Richard Paddock spoke to you regarding a comment you conveyed on Form N-SAR filings for Money Market Obligations Trust.  You indicated that the response to question 74W on several forms indicated a mark-to-market net asset value (“NAV”) of $1.0000; you believe some of these may be something other than $1.0000.

Upon further research, I have determined that the response to this item on several forms was mistakenly entered as $1.0000 when it should have been the actual mark-to-market NAV.  I have stressed with our fund accounting service providers the importance of supplying the actual mark-to-market NAV and not simply $1.0000.  The Form N-SAR’s for the calendar years 2009 and 2008 were amended on January 12, 2010.

In connection with the review of this submission by the staff of the Securities and Exchange Commission, the Funds acknowledge the staff’s view that: the Funds are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions on my response, please contact me at (412) 288-7045

Sincerely,

/s/ Richard A. Novak
Richard A. Novak
Treasurer